Morrison C. Warren Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 19, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on January 14, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 9, 2020 (the “Registration Statements”). The Registration Statements relate to FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month] (formerly FT Cboe Vest Gold Buffer ETF and FT Cboe Vest Gold Tactical Buffer ETF) (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The following comments relate to both the FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month].

Comment 1 – Representation

The Staff requests confirmation of the following: where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the registration statement (e.g. statutory prospectus or the statement of additional information).  Please ensure that corresponding changes are made to all similar disclosure.

Please also note that to the extent that disclosure in this filing duplicates or is substantively similar to disclosure on previously filed First Trust Buffer Funds on which we have provided comments, including the Equity Buffer -- December, please revise the disclosure in this filing so that it reflects all changes made to those Buffer Fund filings in response to our comments.  Please confirm in your comment response that the Trust has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in this filing is the same as or substantively consistent with other Buffered Fund disclosure.

Please provide your response to the Staff’s comments on EDGAR five business days in advance of the effective date.  Please clearly reflect your changes via changed pages to the registration statement or in the response letter.  Please also send me notice by email at chooy@sec.gov and include a blackline copy showing changes from the initial filing.

Response to Comment

The Funds so confirm and will comply with the Staff’s requests.

Comment 2 – Cover Page

The Staff notes the following disclosure set forth on the cover page:

For more information, see “Principal Investment Strategies” below.

Please consider revising to include a more specific reference to the relevant portion of the section entitled “Principal Investment Strategies.”

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

For more information, see “Principal Investment Strategies-Subsequent Target Outcome Periods” below.

Comment 3 – Cover Page

In the disclosure set forth below, please consider whether the disclosure would be more accurate if the reference to the “Fund experiences” was replaced with the “Underlying ETF experiences.”

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Fund experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains. (emphasis added)

Response to Comment 3

Pursuant to the Staff’s comment, the disclosure has been revised to state:

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Underlying ETF experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains. (emphasis added)

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If the Underlying ETF appreciates over the Target Outcome Period, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary provides upside participation that is intended to match that of the Underlying ETF, up to the cap set forth above.

Please consider revising to clarify that the Fund intends to provide upside participation that matches the performance of the Underlying ETF, up to the cap.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the Underlying ETF appreciates over the Target Outcome Period, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary provides upside participation that is intended to match the performance of the Underlying ETF, up to the cap set forth above. (emphasis added)

Similarly, this change was also made to the disclosure set forth in the subsequent bullet point as well.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 15%, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that is intended to protect investors from Underlying ETF losses between -5% and-15% over the Target Outcome Period (before fees and expenses). (emphasis added)

Please consider whether the reference to “investors” above would be more accurate if replaced by “Fund.”

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 15%, the combination of the Fund’s U.S. Treasury securities, cash and cash equivalents, and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that is intended to protect the Fund from Underlying ETF losses between -5% and-15% over the Target Outcome Period (before fees and expenses). (emphasis added)

Comment 6 – Principal Investment Strategies

Please consider deleting all references to the Fund’s “tactical” buffer.

Response to Comment 6

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. For more information, see below.

Please revise the final sentence of the referenced disclosure to provide a more specific cross-reference.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. For more information, see below “Subsequent Target Outcome Periods” below. (emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value by at least 5% from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value exceeding 5%. Conversely, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has increased in value from the value of the Fund on the first day of the Target Outcome Period, that investor’s cap will essentially be decreased by the amount of the increase in the Underlying ETF value. (emphasis added)

Please consider whether the highlighted references to the “Underlying ETF” would be more accurate if changed to “the Fund.”

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value by at least 5% from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Fund’s value exceeding 5%. Conversely, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has increased in value from the value of the Fund on the first day of the Target Outcome Period, that investor’s cap will essentially be decreased by the amount of the increase in the Fund’s value. (emphasis added)

Comment 9 – Principal Investment Strategies

Please consider revising the line graph, or the disclosure immediately following it, to provide additional clarity on what the graph seeks to illustrate.

Response to Comment 9

Pursuant to the Staff’s comment, the disclosure immediately following the line graph has been revised as set forth below:

The graph above is designed to illustrate the Fund’s intended return based upon the performance of the Underlying ETF. The dotted line represents the Underlying ETF's performance and the solid line represents the return profile (gross of fees and expenses) sought by the Fund in relation to the Underlying ETF’s indicated performance. The portion of the solid line colored orange is designed to highlight the effect of the buffer. The portion of the solid line colored dark blue is designed to highlight the effect of the cap. The cap used in the illustrations above are for illustration only and the Fund's actual caps may be different.

Comment 10 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Underlying ETF invests more than 25% of its assets in an industry or group of industries. (emphasis added)

Please delete the highlighted disclosure.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 11 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

1. Approximately one week prior to the end of the current Target Outcome Period, the Fund will make a sticker filing that will alert existing shareholders that the Target Outcome Period is approaching its conclusion and disclose the anticipated cap range for the next Target Outcome Period. This filing will be mailed to existing shareholders.

The Staff notes that disclosure appearing on the cover of the prospectus indicates that the Fund’s website will also be updated at this time. Please revise the disclosure accordingly.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

1. Approximately one week prior to the end of the current Target Outcome Period, the Fund will update its website and make a sticker filing that will alert existing shareholders that the Target Outcome Period is approaching its conclusion and disclose the anticipated cap range for the next Target Outcome Period. This filing will be mailed to existing shareholders.

This change has also been made to analogous disclosure set forth in the statement of additional information.

Comment 12 – Fund Investments

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash. (emphasis added)

Given that the Fund intends to invest principally in cash and cash equivalents, please consider revising this disclosure.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest all of its assets in these securities, or it may hold cash. (emphasis added)

Comment 13 – Risks of Investing in the Fund

Please conform the first sentence of Cash Transactions Risk in the section entitled “Risks of Investing in the Fund” to the first sentence of Cash Transactions Risk in the section entitled “Principal Risks.”

Response to Comment 13

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 14 – Management of the Subsidiary

Please revise the last four sentences of the section entitled “Management of the Subsidiary” to further clarify that: (i) the Advisor and Sub-Advisor to the Fund will serve in the same roles to the Subsidiary; (ii) that the Advisor and Sub-Advisor will not charge the Subsidiary fees for their investment management services; and (iii) that it will be the Advisor that bears the Subsidiary’s expenses as it relates to custody, transfer agency and audit services.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

First Trust serves as the investment advisor of the Subsidiary and Cboe Vest serves as investment sub-advisor to the Subsidiary. The investment advisor (First Trust) and investment sub-advisor (CboeVest) to the Subsidiary comply with provisions of the 1940 Act relating to investment advisory contracts. The Subsidiary does not pay either the Advisor or Sub-Advisor a management fee for investment management services. While the Subsidiary has also entered into separate contracts for the provision of custody, transfer agency and audit services, the Advisor will pay for these expenses.

Comment 15 – Federal Tax Matters

The Staff notes the following disclosure set forth in the section entitled “Federal Tax Matters”:

Generally, the maximum capital gains rate for individuals for an investment in gold is 28%.

Given that shareholders will not hold gold directly, but rather FLEX Options that reference the Underlying ETF (which holds gold), please explain to the Staff why this statement is relevant to Fund shareholders or consider removing.

Response to Comment 15

The Internal Revenue Code applies a look-through approach to the reference asset to determine the character of gain or loss on an option. Thus, gain for an option that ultimately references gold would have the same character as a gain or loss on gold directly.

Comment 16 – Federal Tax Matters

The Staff notes the following disclosure set forth in the section entitled “Federal Tax Matters”:

However, income from the Subsidiary may be subject to tax at higher ordinary income rates when distributed to investors.

Please consider relocating this disclosure to the portion of the section entitled “Federal Tax Matters” that addresses the tax treatment of Fund distributions.

Response to Comment 16

Income distributed from a Controlled Foreign Corporation (“CFC”), such as the Subsidiary, does not retain its character, meaning that the distributions from the CFC will generally be treated as a dividend. Although “qualified dividends” are taxable at a maximum of 20%, unless the CFC is publicly traded, the dividend from the CFC would not be treated as a qualified dividend and thus subject to ordinary income tax rates. This disclosure has been included in its current location to highlight the distinction between the effective tax rate with the disclosure immediately preceding it.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren